UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025.
Commission File Number 001-40930

OCEANPAL INC.
(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

PIPE Subscription Agreements

On October 27, 2025, OceanPal Inc. (the “Company”) entered into subscription agreements (the “Cash Subscription Agreements”) with certain accredited investors (the “Cash Purchasers”) pursuant to which the Company agreed to sell and issue to the Cash Purchasers in a private placement offering (the “Cash Offering”) an aggregate of 10,759,994 shares of common stock of the Company, par value $0.01 (the “Cash Shares”), at an offering price of $1.275 per Cash Share (the “Per Share Cash Purchase Price”). In the Cash Offering, the Cash Purchasers had the option to tender any of U.S. dollars, USDC or USDT (or a combination thereof) to the Company as consideration for the Cash Shares.

Also, on October 27, 2025 the Company entered into subscription agreements (the “Cryptocurrency Subscription Agreements”, and together with the Cash Subscription Agreements, the “Subscription Agreements”) with certain accredited investors (the “Cryptocurrency Purchasers,” and together with the Cash Purchasers, the “Purchasers”) pursuant to which the Company agreed to sell and issue to the Cryptocurrency Purchasers in a private placement (the “Cryptocurrency Offering,” and together with the Cash Offering, the “PIPE Transaction”) (i) 10,136,033 shares of common stock of the Company, par value $0.01 per share (the “Cryptocurrency Shares”), at an offering price of $1.275 per Cryptocurrency Share (the “Per Share Cryptocurrency Purchase Price”); and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase 75,210,318  shares of common stock (the “Pre-Funded Warrant Shares”) at an offering price of the Per Share Cryptocurrency Purchase Price less $0.01 per Cryptocurrency Pre-Funded Warrant Share. In the Cryptocurrency Offering, the Cryptocurrency Purchasers tendered NEAR tokens to the Company as consideration for the Cryptocurrency Pre-Funded Warrants.

Each of the Pre-Funded Warrants is exercisable for one share of common stock at the exercise price of $0.01 per Pre-Funded Warrant Share, immediately exercisable by the registered holder, and may be exercised at any time following registration until all of the Pre-Funded Warrants issued in the PIPE Transaction are exercised in full. Each Purchaser’s ability to exercise its Pre-Funded Warrants in exchange for common stock is subject to certain beneficial ownership limitations set forth therein.

The PIPE Transaction closed on October 28, 2025. The PIPE Transaction resulted in total gross proceeds of approximately $122.5 million before deducting estimated placement agent fees and other transaction fees and expenses. The Company intends to use the net proceeds from the PIPE Transaction to fund the acquisition of the native token of the NEAR Protocol and the establishment of the Company’s NEAR treasury operations, as well as for working capital, general corporate purposes and to pay transaction fees and expenses related thereto. The Company will not use the net proceeds from the PIPE Transaction: (a) for the redemption of any outstanding shares of common stock or common stock equivalents of the Company, (b) for the settlement of any outstanding litigation or (c) in violation of the Foreign Corrupt Practices Act of 1977, as amended or the Office of Foreign Assets Control of the U.S. Treasury Department regulations.

Clear Street LLC and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC are acting as the placement agents in connection with the PIPE Transaction.

The common stock and Pre-Funded Warrants (and underlying shares) were offered and sold in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and applicable state securities laws. The issuance of the common stock and Pre-Funded Warrants (and underlying shares) have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Pursuant to the Subscription Agreements, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the PIPE Transaction registering the resale of, among others, the common stock sold in the PIPE Transaction and the common stock underlying the Pre-Funded Warrants.

Each of the Purchasers have agreed, pursuant to lock-up agreements (the “Lock-Up Agreements”), not to sell, transfer, pledge, hedge, or otherwise dispose of any of its respective Cash Securities, Cryptocurrency Shares and Cryptocurrency Pre-Funded Warrant Shares (the Cryptocurrency Shares and Cryptocurrency Pre-Funded Warrant Shares together the “Cryptocurrency Securities”) until the resale registration statement is declared effective (the “Effectiveness Date”), and with respect to 50% of its respective Cash Securities and Cryptocurrency Securities, until 30 calendar days following the Effectiveness Date, except with the Company’s prior written consent and subject to certain customary exceptions.

The foregoing summaries of the Pre-Funded Warrants, Subscription Agreements and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of those agreements, the forms of which are attached hereto as Exhibits 4.1, 10.1, 10.2, 10.3 and 10.4 respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Amendment to Statement of Designations and Resale of the Company’s Series B and Series E Preferred Shares

Concurrently with the PIPE Transaction, the Company’s board of directors (the “Board”) unanimously approved amendments to the Statements of Designation (each a “Statement of Designation” and together, the “Statements of Designation”) (copies of which are included as Exhibit 4.2 and 4.3 to this Report on Form 6-K) governing the terms of the Company’s Series B Preferred Stock, par value of $0.01 (the “Series B Preferred Stock”), originally filed on November 8, 2021 and the terms of the Company’s Series E Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), originally filed on March 20, 2023. The Series B Preferred Stock Statement of Designation was amended to establish a limitation on voting power such that no individual holder, together with its affiliates and related parties, may exercise voting rights by virtue of the Series B Preferred Stock exceeding 9.99% of the total voting power of the Company’s outstanding voting securities. The amendment to the Series E Preferred Stock Statement of Designation eliminated the holders’ conversion rights, thereby removing the ability of such shares to be converted into shares of the Company’s common stock.

Concurrently with the PIPE Transaction, the holders of our Series B Preferred Shares and Series E Preferred Shares agreed to sell all of their Series B Preferred Shares and Series E Preferred Shares to certain Cryptocurrency Purchasers and incoming members of management. In addition, in connection with the PIPE Transaction certain insiders of the Company, as well as the holders of the Company’s Series B Preferred Shares and Series E Preferred Shares immediately prior to the closing of the PIPE Transaction will receive, in the aggregate, 3,529,411 shares of newly issued common stock of the Company and approximately $10.5 million in cash, payable out of the net proceeds of the Cash Offering.

Stockholders Rights Agreement

In connection with entering into the Subscription Agreements, the Company executed an amended and restated stockholders rights agreement (the “Amended and Restated Stockholders Rights Agreement”) which amends and restates the Company’s existing amended and restated stockholders rights agreement dated as of January 22, 2025, with Computershare Trust Company N.A. serving as the Company’s rights agent. The Amended and Restated Stockholder Rights Agreement is attached hereto as Exhibit 10.3.

Changes to Management

Effective as of October 28, 2025, Semiramis Paliou, the Chairperson and member of the Board resigned from her position, in order to pursue other activities. Ms. Paliou advised the Company that her departure from the Board did not result from any disagreement with the Company, its management or the Board on any matter, whether related to the Company’s operations, policies, practices or otherwise. Mr. Salvatore Ternullo was appointed to fill the Board vacancy resulting from Ms. Paliou’s resignation and will also serve as a Class I Director, Chairperson, and as the Co-Chief Executive Officer of the Company alongside Mr. Robert Perri. Set forth below is certain biographical information of Mr. Ternullo.

Since November 2023, Mr. Ternullo has served as General Partner of A100x Fund II GP LLC, where he leads capital formation, investment execution, portfolio management, administration, and audit and compliance functions. Since March 2021, he has also served as General Partner of Animal Ventures Tomorrow Fund SCSp. Earlier in Mr. Ternullo’s career, Mr. Ternullo spent time as a Director with KPMG LLP, where he managed U.S. advisory work focused on emerging technologies, including public blockchains, and on domains such as cybersecurity, anti-money laundering compliance and regulatory licensing. Mr. Ternullo also has experience at State Street performing risk-based internal audit across technology and business processes. Mr. Ternullo is a Certified Information Systems Auditor (CISA) and holds a Bachelor of Science in Corporate Finance and Accounting and a Master of Accountancy from Bentley University.

We believe that Mr. Ternullo is well qualified to serve on the Board due to his hands-on investment leadership and risk, audit, and technology advisory experience, including specific expertise in public blockchains.

(a) Exhibits

Number	Description
4.1	Form of Pre-Funded Warrant.
4.2	Amended and Restated Statement of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of OceanPal Inc.
4.3	Amended and Restated Statement of Designation of Rights, Preferences and Privileges of Series E Preferred Stock of OceanPal Inc.
10.1	Form of Cash Subscription Agreements, dated as of October 27, 2025, between OceanPal Inc. and each Cash Purchaser.
10.2	Form of Cryptocurrency Subscription Agreements, dated as of October 27, 2025, between OceanPal Inc. and each Cryptocurrency Purchaser.
10.3	Amended and Restated Stockholders Rights Agreement.
10.4	Form of PIPE Lock-Up Agreement.
99.1	Press Release, dated October 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025	OCEANPAL INC.

	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer